March 8, 2012 Ms. Julie F. Rizzo Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561	Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Jon D. Van Gorp
Direct Tel +1 312 701 7091
Direct Fax +1 312 706 8362
jvangorp@mayerbrown.com

Re:	Westpac Securitisation Management Pty Limited

Amendment No. 3 to the Registration Statement

on Form S-3

Filed September 29, 2011

File No: 333-166670

Dear Ms. Rizzo:

In this letter, Westpac Securitisation Management Pty Limited (the “Registrant”) responds to the Commission staff’s comment letter dated October 19, 2011 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 4 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 4, which have been marked to show the changes from the Registration Statement as filed on September 29, 2011.

The Registrant’s responses to the Comment Letter are set forth below. The responses follow the staff’s comment, which is re-typed and italicized below. Please note that the page references refer to the marked copy of the form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Ms. Julie F. Rizzo

March 8, 2012

Prospectus Supplement

Prospectus Summary

The Housing Loan Pool, page S-7

1.         We note your response to prior comment one. We do not believe that your disclosure that you will describe the nature of any credit-related exceptions “to the extent the number of credit-related exceptions materially exceeds 8-10% of the pool of housing loans” is consistent with either existing Item 1111(a) or new Item 1111(a)(8) of Regulation AB. Please revise accordingly.

Response

We have revised “Summary of Notes – The Housing Loan Pool” on page S-7 of the prospectus supplement and “Details of the Housing Loan Pool” on page S-34 of the prospectus supplement to include the disclosure required by Item 1111(a)(8) of Regulation AB regarding the amount and characteristics of housing loans in the pool that would be credit-related exceptions to Westpac’s credit policy.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp

Jon D. Van Gorp